RBC Capital Markets®	Filed Pursuant to Rule 433 Registration Statement No. 333-171806

The information in this preliminary terms supplement is not complete and may be changed.

Preliminary Terms Supplement
Subject to Completion:
Dated December 1, 2011

Pricing Supplement Dated December __, 2011 to the Product
Prospectus Supplement ERN-ETF-1 Dated February 16, 2011,
Prospectus Supplement Dated January 28, 2011, and Prospectus
Dated January 28, 2011
$ __________ Buffered Bullish Booster Notes Linked to the iShares® Silver Trust, Due December 31, 2013 Royal Bank of Canada

Royal Bank of Canada is offering the Buffered Bullish Booster Notes (the “Notes”) linked to the performance of the Reference Asset named below.

The CUSIP number for the Notes is 78008TZX5. If the share price of the Reference Asset increases from the Initial Level to the Final Level by 12% or less, the Notes provide a fixed return of 12%. If the share price of the Reference Asset increases from the Initial Level to the Final Level by more than 12%, the Notes provide a one-for-one positive return subject to the Maximum Redemption Amount of [136.00%-140.00%] of the principal amount of the Notes (to be determined on the Pricing Date). The Notes do not pay interest, and investors are subject to one-for-one loss of the principal amount of the Notes for any percentage decrease from the Initial Level to the Final Level of more than 10%. Any payments on the Notes are subject to our credit risk.

Issue Date: December 30, 2011

Maturity Date: December 31, 2013

The Notes will not be listed on any U.S. securities exchange.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page 1 of the prospectus supplement dated January 28, 2011, “Additional Risk Factors Specific to the Notes” beginning on page PS-4 of the product prospectus supplement dated February 16, 2011, and “Selected Risk Considerations” on page P-6 of this terms supplement.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this terms supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Price to public	%	$
Underwriting discounts and commissions	%	$
Proceeds to Royal Bank of Canada	%	$

The price at which you purchase the Notes includes hedging costs and profits that Royal Bank of Canada or its affiliates expect to incur or realize.  These costs and profits will reduce the secondary market price, if any secondary market develops, for the Notes.  As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Issue Date.

If the Notes priced on the date of this terms supplement, RBC Capital Markets, LLC, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, would receive a commission of approximately $24.50 per $1,000 in principal amount of the Notes and would use a portion of that commission to allow selling concessions to other dealers of up to approximately $24.50 per $1,000 in principal amount of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions.  If the Notes priced on the date of this terms supplement, the price of the Notes would also include a profit of approximately $8.00 per $1,000 in principal amount of the Notes earned by Royal Bank of Canada in hedging its exposure under the Notes. In no event will the total of the commission received by RBCCM, which includes concessions to be allowed to other dealers and the hedging profits of Royal Bank of Canada, exceed [$50.00] per $1,000 in principal amount of the Notes.

We may use this terms supplement in the initial sale of the Notes.  In addition, RBC Capital Markets, LLC or another of our affiliates may use this terms supplement in a market-making transaction in the Notes after their initial sale.  Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this terms supplement is being used in a market-making transaction.

RBC Capital Markets, LLC

Buffered Bullish Booster Notes Linked to the iShares ® Silver Trust, Due December 31, 2013

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this terms supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Global Medium-Term Notes, Series E

Underwriter:	RBC Capital Markets, LLC

Reference Asset:	iShares® Silver Trust

Bloomberg Ticker:	SLV

Currency:	U.S. Dollars

Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof

Pricing Date:	December 28, 2011

Issue Date:	December 30, 2011

CUSIP:	78008TZX5

Valuation Date:	December 27, 2013

Payment at Maturity (if held to maturity):	If, on the Valuation Date, the Percentage Change is positive, but does not exceed 12%, then the investor will receive an amount equal to the principal amount, plus the Booster Coupon.

If, on the Valuation Date, the Percentage Change is greater than 12%, then the investor will receive an amount equal to:

Principal Amount + (Principal Amount x Percentage Change)

However, in this case, this amount will not exceed the Maximum Redemption Amount.

If, on the Valuation Date, the Percentage Change is less than or equal to 0%, but not by more than the Buffer Percentage (that is, the Percentage Change is between zero and -10%), then the investor will receive the principal amount only.

If, on the Valuation Date, the Percentage Change is negative, by more than the Buffer Percentage (that is, the Percentage Change is between -10.01% and -100%), then the investor will receive a cash payment equal to:

Principal Amount + [Principal Amount x (Percentage Change + Buffer Percentage)]

Percentage Change:	The Percentage Change, expressed as a percentage, is calculated using the following formula:

Final Level - Initial Level Initial Level

Initial Level:	The closing share price of the Reference Asset on the Pricing Date.

RBC Capital Markets, LLC

Buffered Bullish Booster Notes Linked to the iShares ® Silver Trust, Due December 31, 2013

Final Level:	The closing share price of the Reference Asset on the Valuation Date.

Booster Coupon:	12%

Maximum Redemption Amount:	[136.00%-140.00%] multiplied by the principal amount (to be determined on the Pricing Date)

Buffer Percentage:	10%

Buffer Level:	90% of the Initial Level

Maturity Date:	December 31, 2013, subject to extension for market and other disruptions, as described in the product prospectus supplement dated February 16, 2011.

Term:	Approximately two (2) years.

Principal at Risk:
The Notes are NOT principal protected.  You may lose a substantial portion of your principal amount at maturity if there is a percentage decrease from the Initial Level to the Final Level of more than 10%.

Calculation Agent:	RBC Capital Markets, LLC

U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated February 16, 2011 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

Secondary Market:
RBC Capital Markets, LLC (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issue Date.  The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount of your Notes.

Listing:	The Notes will not be listed on any securities exchange.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 28, 2011).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on pages P-2 and P-3 of this terms supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement dated February 16, 2011, as modified by this terms supplement.

RBC Capital Markets, LLC

Buffered Bullish Booster Notes Linked to the iShares ® Silver Trust, Due December 31, 2013

ADDITIONAL TERMS OF YOUR NOTES

You should read this terms supplement together with the prospectus dated January 28, 2011, as supplemented by the prospectus supplement dated January 28, 2011 and the product prospectus supplement dated February 16, 2011, relating to our Senior Global Medium-Term Notes, Series E, of which these Notes are a part. Capitalized terms used but not defined in this terms supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this terms supplement will control.  The Notes vary from the terms described in the product prospectus supplement in several important ways.  You should read this terms supplement carefully.

This terms supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 28, 2011 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated February 16, 2011, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000309/f127115424b3.htm

Prospectus Supplement dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000311/m127114424b3.htm

Product Prospectus Supplement ERN-ETF-1 dated February 16, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000547/c210112424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this terms supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this terms supplement relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov.  Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-866-609-6009.

RBC Capital Markets, LLC

Buffered Bullish Booster Notes Linked to the iShares ® Silver Trust, Due December 31, 2013

HYPOTHETICAL RETURNS

The examples set out below are included for illustration purposes only. The hypothetical Percentage Changes of the Reference Asset used to illustrate the calculation of the Payment at Maturity (rounded to two decimal places) are not estimates or forecasts of the Initial Level, the Final Level or the share price of the Reference Asset on the Valuation Date or on any trading day prior to the Maturity Date. All examples assume that a holder purchased Notes with an aggregate principal amount of $1,000, a Buffer Percentage of 10% (the Buffer Level is 90% of the Initial Level), a Booster Coupon of 12%, a Maximum Redemption Amount of 138.00% of the principal amount (the midpoint of the Maximum Redemption Amount range of 136.00% to 140.00% of the principal amount), and that no market disruption event occurs on the Valuation Date.

Example 1—	Calculation of the Payment at Maturity where the Percentage Change is positive, but less than the Booster Coupon.

	Percentage Change:	5%

	Payment at Maturity:	$1,000 + ($1,000 x 12%) = $1,000 + $120.00 = $1,120.00

	On a $1,000 investment, a 5% Percentage Change results in a Payment at Maturity of $1,120.00, a 12.00% return on the Notes.

Example 2—	Calculation of the Payment at Maturity where the Percentage Change is positive and exceeds the Booster Coupon (and the Payment at Maturity is not subject to the Maximum Redemption Amount).

	Percentage Change:	20.00%

	Payment at Maturity:	$1,000 + ($1,000 x 20.00% ) = $1,000 + $200.00 = $1,200.00

	On a $1,000 investment, a 20.00% Percentage Change results in a Payment at Maturity of $1,200.00, a 20.00% return on the Notes.

Example 3—	Calculation of the Payment at Maturity where the Percentage Change is positive and exceeds the Booster Coupon (and the Payment at Maturity is subject to the Maximum Redemption Amount).

	Percentage Change:	50%

	Payment at Maturity:	$1,000 + ($1,000 x 50%) = $1,000 + $500.00 = $1,500.00

		however, the Maximum Redemption Amount is $1,380.00

	On a $1,000 investment, a 50% Percentage Change results in a Payment at Maturity of $1,380.00, a 38.00% return on the Notes.

Example 4—	Calculation of the Payment at Maturity where the Percentage Change is negative (but not by more than the Buffer Percentage).

	Percentage Change:	-8%

	Payment at Maturity:	At maturity, if the Percentage Change is negative BUT not by more than the Buffer Percentage, then the Payment at Maturity will equal the principal amount.

	On a $1,000 investment, a -8% Percentage Change results in a Payment at Maturity of $1,000, a 0% return on the Notes.

RBC Capital Markets, LLC

Buffered Bullish Booster Notes Linked to the iShares ® Silver Trust, Due December 31, 2013

Example 5—	Calculation of the Payment at Maturity where the Percentage Change is negative (by more than the Buffer Percentage).

	Percentage Change:	-20%

	Payment at Maturity:	$1,000 + [$1,000 x (-20% + 10%)] = $1,000 -$100.00 = $900

	On a $1,000 investment, a -20% Percentage Change results in a Payment at Maturity of $900, a -10% return on the Notes.

RBC Capital Markets, LLC

Buffered Bullish Booster Notes Linked to the iShares ® Silver Trust, Due December 31, 2013

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the applicable Reference Asset.  These risks are explained in more detail in the section “Additional Risk Factors Specific to the Notes,” beginning on page PS-4 of the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:

•
Principal at Risk – Investors in the Notes could lose a substantial portion of their principal amount if there is a decline in the share price of the Reference Asset.  You will lose one percent of the principal amount of your Notes for each 1% that the Final Level is less than the Initial Level by more than 10%.

•
The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity – There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity.  The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments.  Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of Royal Bank.

•
Your Potential Payment at Maturity Is Limited – The Notes will provide less opportunity to participate in the appreciation of the Reference Asset than an investment in a security linked to the Reference Asset providing full participation in the appreciation, because the payment at maturity will not exceed the Maximum Redemption Amount.  Accordingly, your return on the Notes may be less than your return would be if you made an investment in the Reference Asset or in a security directly linked to the positive performance of the Reference Asset.

•
Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes – The Notes are Royal Bank’s senior unsecured debt securities.  As a result, your receipt of the amount due on the maturity date is dependent upon Royal Bank’s ability to repay its obligations at that time.  This will be the case even if the share price of the Reference Asset increases after the pricing date.  No assurance can be given as to what our financial condition will be at the maturity of the Notes.

•
There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses – There may be little or no secondary market for the Notes.  The Notes will not be listed on any securities exchange.  RBCCM and other affiliates of Royal Bank may make a market for the Notes; however, they are not required to do so.  RBCCM or any other affiliate of Royal Bank may stop any market-making activities at any time.  Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

•
You Will Not Have Any Rights to the Reference Asset, or to the Silver Held by the Reference Asset – As a holder of the Notes, you will not have any rights to own shares of the Reference Asset, to receive any dividends or distributions paid by the Reference Asset, or to own or receive the silver held by the Reference Asset.

•
The Inclusion in the Purchase Price of the Notes of a Selling Concession and of Royal Bank’s Cost of Hedging its Market Risk under the Notes Will Adversely Affect the Value of the Notes Prior to Maturity – The price at which you purchase of the Notes includes a selling concession (including a broker’s commission), as well as the costs that Royal Bank (or one of its affiliates) expects to incur in the hedging of its market risk under the Notes. Such hedging costs include the expected cost of undertaking this hedge, as well as the profit that Royal Bank (or its affiliates) expects to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

RBC Capital Markets, LLC

Buffered Bullish Booster Notes Linked to the iShares ® Silver Trust, Due December 31, 2013

•
Market Disruption Events and Adjustments – The payment at maturity and the valuation date are subject to adjustment as described in the product prospectus supplement.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

Additional Risks Relating to the iShares® Silver Trust

•
The Market Price of Silver Will Affect the Value of the Notes — The Notes are linked to the performance of the Reference Asset, the value of which depends upon the price of silver. As a result, we expect that generally the market value of the Notes will depend in large part on the market price of silver. The price of silver is primarily affected by the global demand for and supply of silver. The market for silver bullion is global, and silver prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of silver is usually quoted), interest rates, silver borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Silver prices may be affected by industry factors such as industrial and jewelry demand as well as lending, sales and purchases of silver by the official sector, including central banks and other governmental agencies and multilateral institutions which hold silver. Additionally, silver prices may be affected by levels of silver production, production costs and short-term changes in supply and demand due to trading activities in the silver market.

•
There Are Risks Associated with Investing in Silver or Silver-Linked Notes —The London Silver Fix (as described below) and the value of the Reference Asset, is derived from a principals’ market which operates as an OTC physical commodity market. Certain features of U.S. futures markets are not present in the context of trading on such principals’ markets. For example, there are no daily price limits, which would otherwise restrict the extent of daily fluctuations in the prices of the commodities in such markets. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, the price of silver could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies or instrumentalities, courts, or other official bodies. Any event of this kind could adversely affect the London Silver Fix and, as a result, could adversely affect the value of the Notes.

•
Changes in the Methodology Used to Calculate the London Silver Fix or Changes in Laws or Regulations May Affect the Value of the Notes —. Members of the London Bullion Market Association (the “LBMA”) set the London Silver Fix and may adjust the value of the London Silver Fix in a way that adversely affects the value of the Notes. In setting the London Silver Fix, these members have no obligation to consider your interests. The LBMA may from time to time change any rule or bylaw or take emergency action under its rules, any of which could affect the London Silver Fix. Any change of this kind could cause a decrease in the value of the Reference Asset, which would adversely affect the value of the Notes.

RBC Capital Markets, LLC

Buffered Bullish Booster Notes Linked to the iShares ® Silver Trust, Due December 31, 2013

INFORMATION REGARDING THE REFERENCE ASSET

We have derived the following information from publicly available documents published by iShares, a registered investment company. We make no representation or warranty as to the accuracy or completeness of the following information. We are not affiliated with the iShares Silver Trust and the iShares Silver Trust will have no obligations with respect to the notes. This terms supplement relates only to the notes and does not relate to the shares of the Reference Asset. Neither we nor RBC Capital Markets, LLC participates in the preparation of the publicly available documents described below. Neither we nor RBC Capital Markets, LLC has made any due diligence inquiry with respect to the Reference Asset in connection with the offering of the notes. There can be no assurance that all events occurring prior to the date of this terms supplement, including events that would affect the accuracy or completeness of the publicly available documents described below, that would affect the trading price of the shares of the Reference Asset have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Reference Asset could affect the value of the shares of the Reference Asset on the Valuation Date and therefore could affect the Payment at Maturity.

iShares consists of numerous separate investment portfolios, including the Reference Asset. The Reference Asset is a grantor trust formed on April 21, 2006 and sponsored by BlackRock Asset Management International Inc., a subsidiary of BlackRock, Inc. The Bank of New York Mellon, is the trustee and JPMorgan Chase Bank N.A., London branch is the custodian of the iShares Silver Trust. Information provided to or filed with the SEC by the Reference Asset pursuant to the Securities Act of 1933, the Securities Exchange Act of 1934 and the Investment Company Act of 1940, can be located by reference to SEC file numbers 333-156506 and 001-32863, respectively, through the SEC’s website at http://www.sec.gov. We make no representation or warranty as to the accuracy or completeness of the information or reports.

The Reference Asset is designed to provide investors with exposure to the price of silver in an investment portfolio.  The Reference Asset holds silver bullion, and is designed to reflect, at any given time, the price of silver owned by the Reference Asset, before expenses and liabilities.  The Reference Asset holds silver bars and issues shares in exchange for deposits of silver and distributes silver in connection with the redemption of shares.

The Reference Asset’s silver and other assets are valued on the basis of each day’s announced London Silver Fix, the price for an ounce of silver set by three market making members of the London Bullion Market Association, minus all accrued fees, expenses and liabilities.  The Reference Asset uses the iShares ETF methodology.

The selection of the Reference Asset is not a recommendation to buy or sell the shares of the Reference Asset. Neither we nor any of our affiliates make any representation to you as to the performance of the shares of the Reference Asset.

iShares® is a registered mark of Blackrock Institutional Trust Company, N.A. (“BTC”).  The Notes are not sponsored, endorsed, sold, or promoted by BTC or any of its affiliates (collectively “BlackRock”).  BTC has licensed certain trademarks and trade names of BlackRock for our use.  BlackRock makes no representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes.  BlackRock has no obligation or liability in connection with the operation, marketing, trading or sale of the Notes.

RBC Capital Markets, LLC

Buffered Bullish Booster Notes Linked to the iShares ® Silver Trust, Due December 31, 2013

Historical Information

The graph below sets forth the information relating to the historical performance of the Reference Asset. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing share prices of the Reference Asset. The information provided in this table is for the four calendar quarters of 2008, 2009, and 2010, and the first three calendar quarters of 2011, and for the period from October 1, 2011 through November 30, 2011.

We obtained the information regarding the historical performance of the Reference Asset in the chart below from Bloomberg Financial Markets.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the Reference Asset. We cannot give you assurance that the performance of the Reference Asset will result in any positive return on your initial investment.

Period- Start Date	Period- End Date	High Intra-Day Price of the Reference Asset in ($)	Low Intra-Day Price of the Reference Asset in ($)	Period-End Closing Price of the Reference Asset in ($)

1/1/2008	3/31/2008	20.73	14.87	17.09
4/1/2008	6/30/2008	18.37	15.85	17.26
7/1/2008	9/30/2008	19.16	10.15	11.80
10/1/2008	12/31/2008	12.83	8.45	11.25

1/1/2009	3/31/2009	14.44	10.21	12.80
4/1/2009	6/30/2009	15.77	11.65	13.38
7/1/2009	9/30/2009	17.25	12.28	16.38
10/1/2009	12/31/2009	19.11	15.79	16.57

1/1/2010	3/31/2010	18.45	14.38	17.14
4/1/2010	6/30/2010	19.44	16.73	18.21
7/1/2010	9/30/2010	21.56	17.07	21.31
10/1/2010	12/31/2010	30.25	21.43	30.18

1/1/2011	3/31/2011	37.25	26.04	36.79
4/1/2011	6/30/2011	48.35	31.97	33.85
7/1/2011	9/30/2011	42.77	27.42	28.93
10/1/2011	11/30/2011	34.44	27.90	32.00

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

RBC Capital Markets, LLC

Buffered Bullish Booster Notes Linked to the iShares ® Silver Trust, Due December 31, 2013

SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about December 30, 2011, which is the second (2nd) business day following the Pricing Date (this settlement cycle being referred to as “T+2”).  See “Supplemental Plan of Distribution” in the prospectus supplement dated January 28, 2011. For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated January 28, 2011.

RBCCM may pay fees of up to $[       ] to one or more FINRA members for marketing services relating to this offering.

RBC Capital Markets, LLC